SUPPLEMENT DATED April 21, 2005	Rule 424(b)(3)
(To Prospectus dated February 8, 2005)	Registration No. 333—122296

RECOM MANAGED SYSTEMS, INC.

1,368,281 COMMON SHARES

Described below are acts or events that constitute a material change from or in addition to the information set forth in the above-referenced prospectus:

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On March 3, 2005, Recom entered into a Research and Development Services Agreement with Battelle Memorial Institute to design, fabricate and test a pre-production model of our digital 12-lead Recom Model 200 Patient Module or “Model 200 Module”.  Our Model 200 Module is an enhanced version of our Model 100 Module that incorporates ANSI/AAMI EC-11 and EC-13 diagnostic ECG features and alarm features and functions.  Battelle previously completed the design, fabrication and testing of our Model 100 Module in December 2004, and this project represents the next step in the evolution of our heart monitoring technology.  Under the agreement, Battelle will perform its services over a period of 16 months for a fee of $2,815,000, payable as services are performed.  This agreement is terminable by either party upon the provision of 30 days notice, and if funded on a month to month basis.

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On March 22, 2005, prior to a meeting of Recom’s board of directors, Mr. Marvin H. Fink, our President and Chief Executive Officer and a director, notified us that he and Dr. Robert G. Koblin, a director, had retired from the company’s board, but Mr. Fink agreed to stay on as the Chief Executive Officer of the company in a reduced role during a period of management transition related to the company’s attempts to now try to distribute its Model 100 Module.  On March 22, 2005, after the foregoing events, our board of directors appointed Ms. Lucy Duncan-Scheman as a director and as Recom’s new Chairman of the Board, Mr. Rodney Hildebrandt as a director and Recom’s Chief Operating Officer, and Ms. Pamela Bunes as a director.  On March 26, 2005, our board of directors appointed Dr. Lowell T. Harmison, previously a director and consultant of the company, as our Chief Executive Officer, with the intention of succeeding Mr. Fink following an interim transition period.  On March 28, 2005 Dr. Harmison replaced Mr. Fink as both Chief Executive Officer and as President.  On April 19, 2005, we appointed Ms. Pamela Bunes to serve as our Chief Executive Officer and President, while Dr. Harmison would continue as our co-Chief Executive Officer throughout a transition period.

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On March 31, 2005, Recom sold a total of 1,562,500 unregistered common shares, together with common share purchase warrants entitling the holder to purchase 1,500,000 restricted common shares, to Trellus Partners, LP for the sum of $5,000,000 pursuant to a private placement.  The warrants are exercisable at $1.60 per share, contain cashless exercise provisions, and lapse if unexercised on or before March 31, 2010.  As part of the transaction, we agreed to file the registration statement with the SEC within 20 days to register the common shares sold and the common shares issuable upon the conversion of the warrants.  We further agreed to reduce the exercise price of the warrants from $1.60 to $1.20 per share should we fail to file the registration statement on a timely basis. We have since entered into an extension through April 30, 2005, and are negotiating a further extension.  No underwriting discounts or commissions were payable with respect to the offering or sale of the securities.

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On April 8, 2005, Recom sold a total of 937,500 unregistered common shares, together with common share purchase warrants entitling the holder to purchase 900,000 restricted common shares, to Lagunitas Partners LP, Gruber & McBaine International, Jon D. and Linda W. Gruber, and J. Patterson McBaine for the sum of $3,000,000 pursuant to a private placement.  The warrants are exercisable at $1.60 per share, contain cashless exercise provisions, and lapse if unexercised on or before April 8, 2010.  As part of the transaction, we agreed to file the registration statement with the SEC within 20 days to register the common shares sold and the common shares issuable upon the conversion of the warrants.  We further agreed to reduce the exercise price of the warrants from $1.60 to $1.20 per share should we fail to file the registration statement on a timely basis.  We also agreed not to issue securities (with certain exceptions) at less than one-third of that sold to the investors until such time as the securities sold to the investors have been registered for at least 30 days.  We are currently an extension to run concurrent with that of Trellus Partners, LP.  No underwriting discounts or commissions were payable with respect to the offering or sale of the securities.